1934 Act Registration No. 1-14700
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of November 2009
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑          Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐          No ☑
     (If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:                     .)

TSMC Board of Directors Resolutions
Hsinchu, Taiwan, R.O.C., November 10, 2009 –TSMC (NYSE: TSM) today held a meeting of the Board of Directors, which passed the following resolutions:
1.	Approved capital appropriations of US$2,240.8 million to expand advanced technology capacity for twelve-inch wafer fabs, and increase twelve-inch capacity for wafer level chip scale packaging process.

2.	Approved capital appropriations of US$254.6 million to expand 12-inch wafer fab facilities.

3.	Approved capital appropriations of US$46 million to set up a production line and product development lab for solid state lighting.

4.	Appointed Dr. Jack Sun as Chief Technology Officer of TSMC, in charge of formulating TSMC’s technology strategy and conducting the development of the company’s most advanced technologies. Dr. Sun will report directly to Dr. S.Y. Chiang, Senior Vice President of Research and Development.
# # #

TSMC Spokesperson	TSMC Acting Spokesperson:	For Further Information:
Ms. Lora Ho Vice President and CFO Tel: 886-3-566-4602	Mr. J.H. Tzeng Deputy Director PR Department Tel: 886-3-505-5028 Mobile: 886-928-882-607 E-Mail: jhtzeng@tsmc.com	Michael Kramer Principal Specialist PR Department Tel: 886-3-563-6688 ext.7126216 Mobile: 886-926-026-632 E-Mail: pdkramer@tsmc.com	Dana Tsai Senior Administrator, PR Department Tel: 886-3-505-5036 Mobile: 886-920-483591 E-Mail:dana_tsai@tsmc.com

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: November 10, 2009	By	/s/ Lora Ho
Lora Ho
Vice President & Chief Financial Officer